Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    4
Consolidated Financial Statements    22
Notes to the Consolidated Financial Statements    27

Dear fellow shareholders,

Sprott continues to benefit from our positioning in precious metals and energy transition investments despite ongoing volatility in the financial markets. During the first quarter of 2023, we generated approximately $1 billion in net sales, primarily in our private strategies and exchange listed products. We also benefited from strong market value appreciation across the majority of our fund products. As a result, as of March 31, 2023, our Assets Under Management (“AUM”) closed at an all-time high of $25.4 billion, up $1.9 billion (8%) from December 31, 2022.

Net income in the quarter was $7.6 million ($0.30 per share), up 18%, or $1.2 million ($0.04 per share) from the quarter ended March 31, 2022. Adjusted base EBITDA was $17.3 million ($0.68 per share), down 5%, or $0.9 million ($0.05 per share) from the quarter ended March 31, 2022. First quarter adjusted base EBITDA was negatively impacted by lower commission income on a combination of weaker mining equity origination activity in our former brokerage segment and slower at-the-market activity in our physical uranium trust. However, net fee growth from our core AUM was strong during the quarter. We anticipate this trend continuing throughout the remainder of the year, eventually leading to net fee growth more than offsetting the loss of transaction-based income from our former brokerage segment.

In my annual letter, I expressed our view at Sprott that the Fed would keep rates higher for longer as it continues its fight against inflation. I also noted that, because the forces driving inflation are structural and not easily defeated, the Fed’s medicine will ultimately be more toxic than the disease. Since March 2023, we have witnessed a number of examples of what we were expecting. Steadily rising interest rates and tightening liquidity conditions caused the collapse of Silicon Valley Bank, the emergency buyout of Credit Suisse and, just this week, the FDIC seizure and subsequent sale of First Republic Bank to JPMorgan Chase & Co. Together, these developments offered the clearest signs yet that one year into the Fed’s rate hike program, the financial system is struggling to deal with higher rates. While equity and fixed income markets broadly shrugged off the banking stress and posted gains during the quarter, we believe leveraged commercial real estate and pension funding are two obvious areas that bear watching. Beyond that, there is the debt ceiling debate, which could produce a crisis in “Everything. Everywhere. All at Once.”

As noted in a recent piece(1) by our Market Strategist, Paul Wong, the turmoil in the banking system caused a flight to safety with gold rising to close the first quarter at $1,969. Gold is currently trading close to a record high, driven by a potential pause in the Fed’s rate hike campaign following its May meeting. Precious metals prices have also been buoyed by comments from Treasury Secretary Janet L. Yellen that the United States could run out of money to pay its bills as soon as June 1, 2023 if legislators are unable to reach a quick agreement to raise the debt ceiling.

Energy Transition Investments

We continue to expand our energy transition product suite, launching five new ETFs in the first quarter. Sprott now has eight different strategies in this growing category, offering investors both exchange-listed and actively-managed investment options. Our team continues to develop new product offerings and we expect to introduce additional strategies over the course of 2023.

Gaining Market Share

In conjunction with our at-the-market equity programs, Sprott’s physical gold and silver trusts (PHYS and PSLV) are steadily taking market share from our competitors. Assets in our uranium strategies have gone from zero at the beginning of 2021 to more than $4 billion as of March 31, 2023. We continue to invest in this area and we are increasing our institutional sales efforts to support both new and existing strategies.

Investing in Talent

We believe we are in the early stages of a multi-year rotation into natural resources investments and we are actively adding investment talent as we increase our asset base. In March, we were pleased to welcome Ryan McIntyre to the team. Ryan is a physical commodities specialist with deep experience as a portfolio manager and was most recently a senior executive at a streaming and royalty company that was acquired in a transaction that closed earlier this year. Ryan is already assisting us in growing our high-net-worth assets in our managed equities segment and will strengthen our extensive research expertise, particularly in physical commodities.
(1) https://sprott.com/insights/sprott-precious-metals-report-gold-bulls-run-faster-as-fed-tackles-banking-crisis/

2

Outlook

Our market outlook for the remainder of 2023 has not changed. We believe the Fed will stubbornly raise rates further and that deteriorating credit conditions will eventually trigger a recession. At that point, we expect rate cuts and a return to some sort of quantitative easing. In this scenario, our positioning in precious metals and energy transition investments should reward our clients and shareholders over the next decade, as a global realignment of critical mineral supply chains and production unfolds. We thank you for your support and look forward to reporting to you on our progress in the quarters ahead.

Sincerely,

Whitney George
Chief Executive Officer

3

Management's Discussion and Analysis

Three months ended March 31, 2023

4

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) the continued stresses in the market caused by the Fed’s actions; (ii) our development of new product offerings and expected introduction of additional strategies over the course of 2023; (iii) that net fee growth from our core AUM was strong during the quarter and we anticipate this trend continuing throughout the remainder of the year, eventually leading to net fee growth more than offsetting the loss of transaction-based income from our former brokerage segment; (iv) our investment in our physical trusts and the increase of our institutional sales efforts to support both new and existing strategies; (v) that our positioning in precious metals and energy transition investments should reward our clients and shareholders over the next decade; (vi) that the transition away from transaction-based businesses will also free up more capital to reinvest into our core precious metals and energy transition materials product and service offerings; (vii) that the expectation of a healthy gold and silver bullion market in 2023 and continued organic growth in our energy transition materials funds, which should lead to a greater proportion of our consolidated earnings arising from core AUM; and (viii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 23, 2023 ; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated May 4, 2023, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at March 31, 2023, compared with December 31, 2022, and the consolidated results of operations for the three months ended March 31, 2023, compared with the three months ended March 31, 2022. The board of directors of the Company approved this MD&A on May 4, 2023. All note references in this MD&A are to the notes to the Company's March 31, 2023 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at March 31, 2023, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company's source and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three months ended March 31, 2022.

5

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see page 10 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts. We divide our total AUM into two distinct categories: Core and Non-core. Core AUM arises from our IFRS reportable segments involved in asset management activities (Exchange Listed Products Segment, Managed Equities Segment and the Private Strategies Segment). Non-core AUM arises from IFRS non-reportable segments and comprises our immaterial legacy Asia-based asset management business. As at March 31, 2023, this business accounted for 2.8% of total AUM and 1% of consolidated adjusted base EBITDA.
Net inflows
Net inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:
Net sales
Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.
Capital calls and fee earning capital commitments
Capital calls into our private strategies LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our private strategies LPs, it is included within the AUM of the Company as it will now earn a management fee. It is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time. Conversely, once loans in our private strategies LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from purchases and sales of uranium in our exchange listed products segment and transaction-based service offerings by our broker dealers.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.

6

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA (or adjustments thereto) is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Operating margins are a key indicator of a company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted EBITDA, adjusted base EBITDA, or operating margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin measures are determined:

	3 months ended

(in thousands $)	Mar. 31, 2023	Mar. 31, 2022

Net income for the period	7,638	6,473
Adjustments:
Interest expense	1,247	480
Provision for income taxes	2,625	2,692
Depreciation and amortization	706	976
EBITDA	12,216	10,621
Other adjustments:
(Gain) loss on investments (1)	(1,958)	1,473
Amortization of stock based compensation	3,664	4,177
Other expenses (2)	3,399	2,443
Adjusted EBITDA	17,321	18,714

Other adjustments:
Carried interest and performance fees	—	(2,046)
Carried interest and performance fee payouts - internal	—	1,029
Carried interest and performance fee payouts - external	—	476
Adjusted base EBITDA	17,321	18,173
Operating margin (3)	57%	57%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $1.3 million severance, new hire accruals and other for the three months ended March 31, 2023 ($0.5 million for the three months ended March 31, 2022). This reconciliation line excludes income attributable to non-controlling interest of $0.7 million for the three months ended March 31, 2023 (nominal for the three months ended March 31, 2022).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

7

Business overview
Our reportable operating segments are as follows:

Exchange listed products
•The Company's closed-end physical trusts and exchange traded funds ("ETFs").
Managed equities
•The Company's alternative investment strategies managed in-house and on a sub-advised basis.
Private strategies
•The Company's lending and streaming activities occur through limited partnership vehicles ("private strategies LPs").
Corporate
•Provides the Company's operating segments with capital, balance sheet management and other shared services.
All other segments
•Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). Effective Q1 2023, the brokerage segment no longer met the definition of a reportable segment. Consequently, this segment is now included as part of "All other segments". See Note 11 of the interim financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the audited annual financial statements.

8

Business developments and outlook
During the quarter, we launched five new exchange listed products focused on providing investors with pure-play exposure to critical minerals essential to the generation, transmission and storage of cleaner energy. The five funds were Sprott Energy Transition Materials ETF (Nasdaq: SETM), Sprott Lithium Miners ETF (Nasdaq: LITP), Sprott Junior Uranium Miners ETF (Nasdaq: URNJ), Sprott Junior Copper Miners ETF (Nasdaq: COPJ) and Sprott Nickel Miners ETF (Nasdaq: NIKL).
Subsequent to quarter end, on April 28, 2023, we completed the sale of our Canadian broker-dealer operations to its management team as we continue to focus on our core asset management businesses (however, we will migrate our charity flow-through operations into our managed equities segment). The impact of this change will be immaterial to our future earnings and cash flows but moderately positive to our consolidated operating margin as a greater proportion of our consolidated earnings will now arise from our core precious metals and energy transition materials product and service offerings. These core offerings have materially larger and more predictable revenue streams and also yield higher operating margins than our Canadian broker-dealer. In 2022, the Canadian broker-dealer contributed less than 5% and 4% to our consolidated net income and adjusted base EBITDA, respectively, and yielded an operating margin of less than 39% compared to our consolidated total operating margin of 57% over the same time period. The transition away from transaction-based businesses will also free up more capital to reinvest into our core precious metals and energy transition materials product and service offerings.
We expect a healthy gold and silver bullion market in 2023 and continued organic growth in our energy transition materials funds. This should lead to a greater proportion of our consolidated earnings arising from core AUM.

9

Results of operations
Summary financial information

(In thousands $)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Summary income statement
Management fees	31,434	28,405	29,158	30,620	27,172	27,783	28,612	25,062
Trailer, sub-advisor and fund expenses	(1,554)	(1,204)	(1,278)	(1,258)	(853)	(872)	(637)	(552)
Direct payouts	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)
Carried interest and performance fees	—	1,219	—	—	2,046	4,298	—	—
Carried interest and performance fee payouts - internal	—	(567)	—	—	(1,029)	(2,516)	—	(126)
Carried interest and performance fee payouts - external (1)	—	(121)	—	—	(476)	(790)	—	—
Net fees	28,693	26,618	26,759	28,090	25,476	26,536	26,083	23,186

Commissions	4,784	5,027	6,101	6,458	13,077	14,153	11,273	7,377
Commission expense - internal	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)
Commission expense - external (1)	(642)	(585)	(476)	(978)	(3,310)	(3,016)	(2,382)	(49)
Net commissions	2,415	2,863	3,240	3,446	6,633	7,009	5,802	4,292

Finance income	1,180	1,439	933	1,186	1,433	788	567	932
Gain (loss) on investments	1,958	(930)	45	(7,884)	(1,473)	(43)	310	2,502
Other income	1,250	999	(227)	170	208	313	529	438
Total net revenues	35,496	30,989	30,750	25,008	32,277	34,603	33,291	31,350

Compensation	19,103	17,030	18,934	19,364	21,789	20,632	18,001	15,452
Direct payouts	(1,187)	(1,114)	(1,121)	(1,272)	(1,384)	(1,367)	(1,892)	(1,198)
Carried interest and performance fee payouts - internal	—	(567)	—	—	(1,029)	(2,516)	—	(126)
Commission expense - internal	(1,727)	(1,579)	(2,385)	(2,034)	(3,134)	(4,128)	(3,089)	(3,036)
Severance, new hire accruals and other	(1,257)	(1,240)	(1,349)	(2,113)	(514)	(187)	(207)	(293)
Net compensation	14,932	12,530	14,079	13,945	15,728	12,434	12,813	10,799

Severance, new hire accruals and other (2)	1,257	1,240	1,349	2,113	514	187	207	293
Selling, general and administrative	4,267	4,080	4,239	4,221	3,438	4,172	3,682	3,492
Interest expense	1,247	1,076	884	483	480	239	312	260
Depreciation and amortization	706	710	710	959	976	1,136	1,134	1,165
Other expenses	2,824	1,650	5,697	868	1,976	2,910	3,875	876
Total expenses	25,233	21,286	26,958	22,589	23,112	21,078	22,023	16,885

Net income	7,638	7,331	3,071	757	6,473	10,171	8,718	11,075
Net income per share	0.30	0.29	0.12	0.03	0.26	0.41	0.35	0.44
Adjusted base EBITDA	17,321	18,083	16,837	17,909	18,173	17,705	16,713	15,050
Adjusted base EBITDA per share	0.68	0.72	0.67	0.71	0.73	0.71	0.67	0.60
Operating margin	57%	59%	55%	55%	57%	55%	52%	52%

Summary balance sheet
Total assets	386,765	383,748	375,386	376,128	380,843	365,873	375,819	361,121
Total liabilities	108,106	106,477	103,972	89,264	83,584	74,654	84,231	64,081

Total AUM	25,377,189	23,432,661	21,044,252	21,944,675	23,679,354	20,443,088	19,016,313	18,550,106
Average AUM	23,892,335	22,323,075	21,420,015	23,388,568	21,646,082	20,229,119	19,090,702	18,343,846
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.
(2) The majority of the 2023 amount is compensation and other transition payments to the former CEO.

10

AUM summary
AUM was $25.4 billion as at March 31, 2023, up $1.9 billion (8%) from December 31, 2022. On a three months ended basis, we benefited from strong market value appreciation across the majority of our fund products and strong inflows to our private strategies and exchange listed products.

3 months results

(In millions $)	AUM Dec. 31, 2022	Net inflows (1)	Market value changes	Other (2)	AUM Mar. 31, 2023	Blended net management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,746	(2)	447	—	6,191	0.35%
- Physical Gold and Silver Trust	3,998	—	211	—	4,209	0.40%
- Physical Silver Trust	4,091	67	23	—	4,181	0.45%
- Physical Uranium Trust	2,876	141	134	—	3,151	0.30%
- Physical Platinum & Palladium Trust	138	3	(18)	—	123	0.50%
- Exchange Traded Funds
- Energy Transition Material ETFs	857	103	(25)	—	935	0.61%
- Precious Metals ETFs	349	1	51	—	401	0.34%
	18,055	313	823	—	19,191	0.39%

Managed equities
- Precious metals strategies	1,721	7	136	—	1,864	0.90%
- Other (4)	1,032	(9)	109	—	1,132	1.22%
	2,753	(2)	245	—	2,996	1.02%

Private strategies	1,880	700	(55)	(43)	2,482	0.81%

Core AUM	22,688	1,011	1,013	(43)	24,669	0.50%

Non-core AUM (5)	745	(26)	(11)	—	708	0.51%

Total AUM (6)	23,433	985	1,002	(43)	25,377	0.50%
(1) See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our private strategies LPs.
(3) Management fee rate represents the weighted average fees for all funds in the category.
(4) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(5) This AUM is related to our legacy asset management business in Korea, which accounts for 2.8% of total AUM and 1% of consolidated net income and EBITDA.
(6) No performance fees are earned on exchange listed products. Performance fees are earned on certain precious metals strategies and are based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a predetermined net profit over a preferred return.

11

Key revenue lines
Management, carried interest and performance fees
Management fees were $31.4 million in the quarter, up $4.3 million (16%) from the quarter ended March 31, 2022. Carried interest and performance fees were $Nil in the quarter, down $2 million from the quarter ended March 31, 2022. Net fees were $28.7 million in the quarter, up $3.2 million (13%) from the quarter ended March 31, 2022. Our revenue performance was primarily due to higher average AUM given market value appreciation and inflows in our exchange listed products and private strategies segments. These increases were partially offset by lower average AUM in our managed equities segment and the lack of carried interest crystallization in our private strategies segment.
Commission revenues
Commission revenues were $4.8 million in the quarter, down $8.3 million (63%) from the quarter ended March 31, 2022. Net commissions were $2.4 million in the quarter, down $4.2 million (64%) from the quarter ended March 31, 2022. Lower commissions were due to weaker mining equity origination activity in our former brokerage segment and slower at-the-market ("ATM") activity in our physical uranium trust.
Finance income
Finance income was $1.2 million in the quarter, down $0.3 million (18%) from the quarter ended March 31, 2022. We experienced lower income generation in co-investment positions we hold in LPs managed in our private strategies segment.
Key expense lines
Compensation
Net compensation expense was $14.9 million in the quarter, down $0.8 million (5%) from the quarter ended March 31, 2022. The decrease was due to lower long-term incentive plan ("LTIP") amortization, lower salaries and lower incentive compensation.

Selling, general & administrative ("SG&A")
SG&A was $4.3 million in the quarter, up $0.8 million (24%) from the quarter ended March 31, 2022. The increase was mainly due to higher technology and marketing costs.
Earnings
Net income was $7.6 million ($0.30 per share) in the quarter, up 18% or $1.2 million ($0.04 per share) from the quarter ended March 31, 2022. Net income benefited from higher net management fees on improved average AUM of exchange listed and private strategies products and good market value appreciation of our co-investments.
Adjusted base EBITDA was $17.3 million ($0.68 per share) in the quarter, down 5%, or $0.9 million ($0.05 per share) from the quarter ended March 31, 2022. First quarter adjusted base EBITDA was negatively impacted by lower commission income on a combination of weaker mining equity origination activity in our former brokerage segment and slower ATM activity in our physical uranium trust. However, net fee growth from our core AUM was strong during the quarter. We anticipate this trend continuing throughout the remainder of the year, eventually leading to net fee growth more than offsetting the loss of transaction-based income from our former brokerage segment.
Additional revenues and expenses
Investment gains in the quarter were primarily from market value appreciation of our co-investments.
Other income was higher in the quarter due to an increase in investment income and an increase in income attributable to non-controlling interest.
Depreciation of property and equipment was lower from the prior period due to a decrease in depreciation expense related to leases.
Other expenses were higher in the quarter primarily due to higher income attributable to non-controlling interest.
Balance sheet
Total assets were $386.8 million, up $3 million from December 31, 2022. The increase was primarily due to market value appreciation of co-investments held by the Company. Total liabilities were $108.1 million, up $1.6 million from December 31, 2022. The increase was primarily due to an increase in accrued liabilities. Total shareholder's equity was $278.7 million, up $1.4 million from December 31, 2022.

12

Reportable operating segments
Exchange listed products

	3 months ended

(In thousands $)	Mar. 31, 2023	Mar. 31, 2022

Summary income statement
Management fees	18,424	15,357
Trailer, sub-advisory and fund expenses	(1,168)	(358)
Net fees	17,256	14,999

Commissions	1,206	6,000
Commission expense - internal	(87)	(450)
Commission expense - external	(626)	(3,007)
Net commissions	493	2,543

Gain (loss) on investments	876	—
Other income	67	3
Total net revenues	18,692	17,545

Net compensation	3,093	3,067
Severance, new hire accruals and other	—	146
Selling, general and administrative	817	626
Interest expense	574	170
Depreciation and amortization	29	27
Other expenses	(71)	4
Total expenses	4,442	4,040

Income before income taxes	14,250	13,505
Adjusted base EBITDA	14,682	14,676
Operating margin	82%	83%

Total AUM	19,191,103	17,868,804
Average AUM	18,271,862	16,084,576

3 months ended

Income before income taxes was $14.3 million in the quarter, up $0.7 million (6%) from the quarter ended March 31, 2022. Adjusted base EBITDA was $14.7 million in the quarter, up slightly from the quarter ended March 31, 2022. Our three months ended results benefited from higher average AUM given market value appreciation and inflows across the majority of our funds. These increases were partially offset by slower ATM activity in our physical uranium trust.

13

Managed equities

	3 months ended

(In thousands $)	Mar. 31, 2023	Mar. 31, 2022

Summary income statement
Management fees	7,110	8,619
Trailer, sub-advisor and fund expenses	(381)	(471)
Direct payouts	(856)	(1,098)
Carried interest and performance fees	—	19
Carried interest and performance fee payouts - internal	—	(14)
Net fees	5,873	7,055

Gain (loss) on investments	1,298	1,993
Other income	236	356
Total net revenues	7,407	9,404

Net compensation	3,211	3,049
Severance, new hire accruals and other	479	79
Selling, general and administrative	1,254	1,148
Interest expense	600	275
Depreciation and amortization	87	80
Other expenses	134	590
Total expenses	5,765	5,221

Income before income taxes	1,642	4,183
Adjusted base EBITDA	1,956	3,417
Operating margin	32%	47%

Total AUM	2,996,411	3,602,852
Average AUM	2,855,959	3,360,332
3 months ended

Income before income taxes was $1.6 million in the quarter, down $2.5 million (61%) from the quarter ended March 31, 2022. Adjusted base EBITDA was $2 million in the quarter, down $1.5 million (43%) from the quarter ended March 31, 2022. Our quarterly results were primarily impacted by lower average AUM due to market value declines in our precious metals strategies from the first quarter of 2022.

14

Private strategies

	3 months ended

(In thousands $)	Mar. 31, 2023	Mar. 31, 2022

Summary income statement
Management fees	5,070	2,301
Trailer, sub-advisor and fund expenses	(5)	(24)
Direct payouts	(331)	(286)
Carried interest and performance fees	—	2,027
Carried interest and performance fee payouts - internal	—	(1,015)
Carried interest and performance fee payouts - external	—	(476)
Net fees	4,734	2,527

Finance income	1,031	1,418
Gain (loss) on investments	47	51
Other income	4	13
Total net revenues	5,816	4,009

Net compensation	2,295	1,586
Severance, new hire accruals and other	41	105
Selling, general and administrative	396	202
Depreciation and amortization	4	—
Other expenses	218	537
Total expenses	2,954	2,430

Income before income taxes	2,862	1,579
Adjusted base EBITDA	3,078	1,640
Operating margin	53%	48%

Total AUM	2,482,244	1,441,347
Average AUM	2,030,516	1,431,809

3 months ended

Income before income taxes was $2.9 million in the quarter, up $1.3 million (81%) from the quarter ended March 31, 2022. Adjusted base EBITDA was $3.1 million in the quarter, up $1.4 million (88%) from the quarter ended March 31, 2022. Our quarterly results benefited from higher management fees on increased AUM inflows during the quarter, which was partially offset by lower finance income generated in our co-investments.

15

Corporate
This segment is primarily a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended

(In thousands $)	Mar. 31, 2023	Mar. 31, 2022

Summary income statement
Gain (loss) on investments	283	(3,803)
Other income	28	22
Total revenues	311	(3,781)

Net compensation	4,614	5,803
Severance, new hire accruals and other	671	141
Selling, general and administrative	767	456
Interest expense	26	33
Depreciation and amortization	426	466
Other expenses	1,145	587
Total expenses	7,649	7,486

Income (loss) before income taxes	(7,338)	(11,267)
Adjusted base EBITDA	(2,800)	(3,126)

3 months ended

•Investment gains in the quarter were primarily from market value appreciation of certain equity holdings.
•Net compensation was lower in the quarter largely due to lower salaries and lower incentive compensation.
•Other expenses increased primarily due to FX translation movements and mark-to-market on deferred share units.

16

Dividends
The following dividends were declared by the Company during the three months ended March 31, 2023:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
Dividends declared in 2023 (1)			6,489
(1) Subsequent to quarter end, on May 4, 2023, a regular dividend of $0.25 per common share was declared for the quarter ended March 31, 2023. This dividend is payable on May 30, 2023 to shareholders of record at the close of business on May 15, 2023.

Capital stock
Including the 0.7 million unvested common shares currently held in the EPSP Trust (December 31, 2022 - 0.6 million), total capital stock issued and outstanding was 25.9 million (December 31, 2022 - 26 million). The decrease in the period was due to the repurchase and cancellation of 28,606 shares through the normal course issuer bid.
Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.30 for the quarter compared to $0.26 in the prior period. Diluted earnings per share was $0.29 in the quarter compared to $0.25 in the prior period. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

17

Liquidity and capital resources
As at March 31, 2023, the Company had $54.4 million (December 31, 2022 - $54.4 million) outstanding on its credit facility, all of which is due on December 14, 2025.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at March 31, 2023, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest rate
•Prime rate + 0 bps;
•Base rate + 0 bps; or
•Banker acceptance rate + 170 bps
Covenant terms
•Minimum AUM: 70% of AUM on November 13, 2020;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at March 31, 2023, the Company had $12.8 million in co-investment commitments in private strategies LPs due within one year (December 31, 2022 - $5.7 million), and $Nil due after 12 months (December 31, 2022 - $0.4 million).

18

Critical accounting estimates, judgments and changes in accounting policies
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s significant accounting policies are described in Note 2 of the December 31, 2022 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Contingent consideration

The acquisition of the Sprott Uranium Miners ETF in 2022 necessitated the recognition of contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgments utilized in the estimation of the contingent consideration were fund flow assumptions.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

19

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $120 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

20

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; slowing its co-investment activities; liquidating investments; adjusting or otherwise temporarily suspending AIPs; cutting or temporarily suspending its dividend; and/or issuing common shares.
Concentration risk
A significant portion of the Company's AUM as well as its investments are focused on the natural resource sector, and in particular, precious metals and energy transition materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at March 31, 2023. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

21

Consolidated Financial Statements

Three months ended March 31, 2023

Interim condensed consolidated balance sheets (unaudited)

As at		Mar. 31	Dec. 31
(In thousands of U.S. dollars)		2023	2022

Assets
Current
Cash and cash equivalents		47,037	51,678
Fees receivable		9,256	10,967
Short-term investments	(Notes 3 & 9)	3,179	3,348
Other assets	(Note 5)	12,288	8,723
Income taxes recoverable		1,671	2,247
Total current assets		73,431	76,963

Co-investments	(Notes 4 & 9)	80,614	73,573
Other assets	(Notes 5 & 9)	20,710	21,271
Property and equipment, net		12,251	12,496
Intangible assets	(Note 6)	178,758	178,613
Goodwill	(Note 6)	19,149	19,149
Deferred income taxes	(Note 8)	1,852	1,683
		313,334	306,785
Total assets		386,765	383,748

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		14,200	10,703
Compensation payable		8,502	12,342
Income taxes payable		3,894	2,707
Total current liabilities		26,596	25,752

Other accrued liabilities		18,955	18,061
Loan facility	(Note 12)	54,437	54,437
Deferred income taxes	(Note 8)	8,118	8,227
Total liabilities		108,106	106,477

Shareholders' equity
Capital stock	(Note 7)	424,892	428,475
Contributed surplus	(Note 7)	37,804	33,716
Deficit		(104,156)	(105,305)
Accumulated other comprehensive loss		(79,881)	(79,615)
Total shareholders' equity		278,659	277,271
Total liabilities and shareholders' equity		386,765	383,748

Commitments and provisions	(Note 13)

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

"Ron Dewhurst"     "Sharon Ranson, FCPA, FCA"
Director     Director

23

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended

		Mar. 31	Mar. 31
(In thousands of U.S. dollars, except for per share amounts)		2023	2022

Revenues
Management fees		31,434	27,172
Carried interest and performance fees		—	2,046
Commissions		4,784	13,077
Finance income		1,180	1,433
Gain (loss) on investments	(Notes 3, 4 and 5)	1,958	(1,473)
Other income	(Note 5)	1,250	208
Total revenues		40,606	42,463

Expenses
Compensation	(Note 7)	19,103	21,789
Trailer, sub-advisor and fund expenses		2,196	4,639
Selling, general and administrative		4,267	3,438
Interest expense		1,247	480
Depreciation of property and equipment		706	976
Other expenses	(Note 5)	2,824	1,976
Total expenses		30,343	33,298

Income before income taxes for the period		10,263	9,165
Provision for income taxes	(Note 8)	2,625	2,692
Net income for the period		7,638	6,473

Net income per share:
Basic	(Note 7)	0.30	0.26
Diluted	(Note 7)	0.29	0.25

Net income for the period		7,638	6,473

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		(266)	3,782
Total other comprehensive income		(266)	3,782
Comprehensive income		7,372	10,255

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

24

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2022		25,325,894	428,475	33,716	(105,305)	(79,615)	277,271
Shares acquired for equity incentive plan	(Note 7)	(76,781)	(2,760)	—	—	—	(2,760)
Shares released on vesting of equity incentive plan	(Note 7)	3,859	147	(147)	—	—	—
Shares acquired and canceled under normal course issuer bid	(Note 7)	(28,606)	(1,000)	—	—	—	(1,000)
Foreign currency translation gain (loss)		—	—	—	—	(266)	(266)
Stock-based compensation	(Note 7)	—	—	4,235	—	—	4,235
Dividends declared	(Note 10)	844	30	—	(6,489)	—	(6,459)
Net income		—	—	—	7,638	—	7,638
Balance, Mar. 31, 2023		25,225,210	424,892	37,804	(104,156)	(79,881)	278,659

At Dec. 31, 2021		24,991,620	417,425	35,357	(97,006)	(64,557)	291,219
Shares acquired for equity incentive plan	(Note 7)	(72,600)	(3,085)	—	—	—	(3,085)
Shares released on vesting of equity incentive plan	(Note 7)	24,654	1,099	(1,099)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	3,782	3,782
Stock-based compensation	(Note 7)	—	—	4,177	—	—	4,177
Issuance of share capital on exercise of stock options	(Note 7)	115,102	1,807	(680)	—	—	1,127
Issuance and released on vesting of RSUs	(Note 7)	43,709	777	(777)	—	—	—
Dividends declared	(Note 10)	704	33	—	(6,467)	—	(6,434)
Net income		—	—	—	6,473	—	6,473
Balance, Mar. 31, 2022		25,103,189	418,056	36,978	(97,000)	(60,775)	297,259

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

25

Interim condensed consolidated statements of cash flows (unaudited)

	For the three months ended

	Mar. 31	Mar. 31
(In thousands of U.S. dollars)	2023	2022

Operating activities
Net income for the period	7,638	6,473
Add (deduct) non-cash items:
(Gain) loss on investments	(1,958)	1,473
Stock-based compensation	4,235	4,177
Depreciation of property and equipment	706	976
Deferred income tax expense	(293)	535
Current income tax expense	2,918	2,157
Other items	—	(278)
Income taxes paid	(1,137)	(2,790)
Changes in:
Fees receivable	1,711	(2,108)
Other assets	(2,777)	(4,821)
Accounts payable, accrued liabilities and compensation payable	338	831
Cash provided by (used in) operating activities	11,381	6,625

Investing activities
Purchase of investments	(7,528)	(7,162)
Sale of investments	2,369	1,283
Purchase of property and equipment	(380)	—
Cash provided by (used in) investing activities	(5,539)	(5,879)

Financing activities
Acquisition of common shares for equity incentive plan	(2,760)	(3,085)
Acquisition of common shares under normal course issuer bid	(1,000)	—
Cash received on exercise of stock options	—	1,127
Repayment of lease liabilities	(468)	(611)
Contributions from non-controlling interest	277	360
Net advances from loan facility	—	8,250
Dividends paid	(6,459)	(6,434)
Cash provided by (used in) financing activities	(10,410)	(393)
Effect of foreign exchange on cash balances	(73)	337
Net increase (decrease) in cash and cash equivalents during the period	(4,641)	690
Cash and cash equivalents, beginning of the period	51,678	49,805
Cash and cash equivalents, end of the period	47,037	50,495
Cash and cash equivalents:
Cash	46,854	50,295
Short-term deposits	183	200
	47,037	50,495

The accompanying notes form part of the unaudited condensed interim consolidated financial statements

26

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of significant accounting policies
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at March 31, 2023, specifically, IAS 34 Interim Financial Reporting.
Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2022 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three months ended March 31, 2023.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on May 4, 2023 and include all subsequent events up to that date.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the other expenses line of the interim condensed consolidated statements of operations and comprehensive income.
Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

27

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp ("SRSR");
•Sprott Resource Lending Corp. ("SRLC"); and
•Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

Reportable segments
Effective in the first quarter of this year, the brokerage segment no longer meets the definition of a reportable segment under IFRS 8, Operating Segments ("IFRS 8"). Consequently, this segment is now retroactively included as part of "All other segments" in Note 11 of the interim financial statements.

Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2022 annual audited consolidated financial statements have been applied consistently to the interim financial statements unless otherwise noted.

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
3 Short-term investments
Primarily consist of equity investments in public and private entities we receive as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Mar. 31, 2023	Dec. 31, 2022

Public equities and share purchase warrants	FVTPL	1,642	1,863
Private holdings	FVTPL	1,537	1,485
Total short-term investments		3,179	3,348
Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Mar. 31, 2023	Dec. 31, 2022

Co-investments in funds	FVTPL	80,614	73,573
Total co-investments		80,614	73,573
Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
5 Other assets, income, expenses and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Mar. 31, 2023	Dec. 31, 2022

Assets attributable to non-controlling interest	11,543	11,301
Fund recoveries and investment receivables	6,504	4,617
Advance on unrealized carried interest	4,454	4,454
Prepaid expenses	4,105	3,741
Digital gold strategies(1)	3,781	3,778
Other(2)	2,611	2,103
Total other assets	32,998	29,994
(1) Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.
Other income
Consist of the following (in thousands $):

	For the three months ended
	Mar. 31, 2023	Mar. 31, 2022

Investment income (1)	568	161
Income attributable to non-controlling interest	682	47
Total other income	1,250	208
(1) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses
Consist of the following (in thousands $):

	For the three months ended
	Mar. 31, 2023	Mar. 31, 2022

Foreign exchange (gain) loss	440	885
Other (1)	2,384	1,091
Total other expenses	2,824	1,976
(1) Includes net income attributable to non-controlling interest of $682 thousand for the three months ended March 31, 2023 (three months ended March 31, 2022 - $47 thousand) as well as non-recurring professional fees, transaction and new fund start-up costs.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in our co-investments. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Mar. 31, 2023	Dec. 31, 2022

Assets	11,543	11,301
Liabilities - current(1)	(176)	(211)
Liabilities - long-term(1)	(11,367)	(11,090)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
6 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2021	132,251	160,973	36,587	329,811
Additions	—	20,410	—	20,410
Transfers	—	9,088	(9,088)	—
Net exchange differences	—	(11,858)	—	(11,858)
At Dec. 31, 2022	132,251	178,613	27,499	338,363
Net exchange differences	—	145	—	145
At Mar. 31, 2023	132,251	178,758	27,499	338,508

Accumulated amortization
At Dec. 31, 2021	(113,102)	—	(27,499)	(140,601)
Amortization charge for the year	—	—	—	—
At Dec. 31, 2022	(113,102)	—	(27,499)	(140,601)
Amortization charge for the period	—	—	—	—
At Mar. 31, 2023	(113,102)	—	(27,499)	(140,601)

Net book value at:
At Dec. 31, 2022	19,149	178,613	—	197,762
At Mar. 31, 2023	19,149	178,758	—	197,907

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
Impairment assessment of goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at March 31, 2023, the Company had allocated $19.1 million (December 31, 2022 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.
In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs.
Impairment assessment of indefinite life fund management contracts
As at March 31, 2023, the Company had indefinite life intangibles related to fund management contracts of $178.8 million (December 31, 2022 - $178.6 million). There were no indicators of impairment as at March 31, 2023.

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
7 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2021	24,991,620	417,425
Shares acquired for equity incentive plan	(180,594)	(6,948)
Issuance of shares on exercise of stock options	115,102	1,807
Shares released on vesting of equity incentive plan	324,568	12,867
Issuance of shares on vesting of RSUs	80,345	2,210
Issuance of shares to purchase management contracts	72,464	4,000
Shares acquired and canceled under normal course issuer bid	(81,538)	(3,036)
Issuance of shares under dividend reinvestment program	3,927	150
At Dec. 31, 2022	25,325,894	428,475
Shares acquired for equity incentive plan	(76,781)	(2,760)
Shares released on vesting of equity incentive plan	3,859	147
Shares acquired and canceled under normal course issuer bid	(28,606)	(1,000)
Issuance of shares under dividend reinvestment program	844	30
At Mar. 31, 2023	25,225,210	424,892
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2021	35,357
Issuance of shares on exercise of stock options	(680)
Shares released on vesting of equity incentive plan	(12,867)
Stock-based compensation	17,041
Released on vesting of RSUs	(5,135)
At Dec. 31, 2022	33,716
Shares released on vesting of equity incentive plan	(147)
Stock-based compensation	4,235
At Mar. 31, 2023	37,804

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
Stock option plan
The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.
There were no stock options issued during the three months ended March 31, 2023 (three months ended March 31, 2022 - Nil). There were no stock options exercised during the three months ended March 31, 2023 (three months ended March 31, 2022 - 150,000).
For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.
As at March 31, 2023, there are 12,500 options outstanding (December 31, 2022 - 12,500) with a weighted average exercise price of CAD$27.30 and 3.1 years remaining on their contractual life.
Equity incentive plan
For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.
There were 50,000 RSUs granted during the three months ended March 31, 2023 (three months ended March 31, 2022 - 372,000).

Number of common shares

Unvested common shares held by the Trust, Dec. 31, 2021	774,405
Acquired	180,594
Released on vesting	(324,568)
Unvested common shares held by the Trust, Dec. 31, 2022	630,431
Acquired	76,781
Released on vesting	(3,859)
Unvested common shares held by the Trust, Mar. 31, 2023	703,353
Included in the compensation line of the consolidated statements of operations and comprehensive income is $4.2 million of stock-based compensation (three months ended March 31, 2022 - $4.2 million).

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended
	Mar. 31, 2023	Mar. 31, 2022

Numerator (in thousands $):
Net income - basic and diluted	7,638	6,473

Denominator (number of shares in thousands):
Weighted average number of common shares	25,949	25,878
Weighted average number of unvested shares purchased by the Trust	(652)	(814)
Weighted average number of common shares - basic	25,297	25,064
Weighted average number of dilutive stock options	13	13
Weighted average number of unvested shares under EIP	952	1,192
Weighted average number of common shares - diluted	26,262	26,269

Net income per common share
Basic	0.30	0.26
Diluted	0.29	0.25

Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). Sprott Capital Partners is a member of the New Self-Regulatory Organization of Canada (a consolidation of the Investment Industry Organization of Canada and the Mutual Fund Dealers Association of Canada (the "New SRO"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at March 31, 2023 and 2022, all entities were in compliance with their respective capital requirements.

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
8     Income taxes
The major components of income tax expense are as follows (in thousands $):

	For the three months ended
	Mar. 31, 2023	Mar. 31, 2022

Current income tax expense
Based on taxable income of the current period	2,918	2,157
Total current income tax expense	2,918	2,157

Deferred income tax expense (recovery)
Origination and reversal of temporary differences	(293)	535
Total deferred income tax expense (recovery)	(293)	535
Income tax expense reported in the consolidated statements of operations	2,625	2,692
Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the three months ended
	Mar. 31, 2023	Mar. 31, 2022

Income before income taxes	10,263	9,165

Tax calculated at domestic tax rates applicable to profits in the respective countries	2,743	2,454
Tax effects of:
Non-deductible stock-based compensation	(9)	24
Non-taxable capital (gains) and losses	(414)	271
Temporary difference not currently utilized and (not benefited previously)	206	(175)
Rate differences and other	99	118
Tax charge	2,625	2,692
The weighted average statutory tax rate was 26.7% (March 31, 2022 - 26.8%). The Company has $2 million (December 31, 2022 - $1.1 million) of capital losses from prior years that will begin to expire in 2024. The benefit of these capital losses has not been recognized.

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the three months ended March 31, 2023

	Dec. 31, 2022	Recognized in income	Exchange rate differences	Mar. 31, 2023
Deferred income tax assets
Stock-based compensation	5,768	649	3	6,420
Non-capital and capital losses	1,324	1,317	—	2,641
Other	91	(16)	199	274
Total deferred income tax assets	7,183	1,950	202	9,335

Deferred income tax liabilities
Fund management contracts	14,796	383	220	15,399
Unrealized gains (losses)	(2,249)	1,274	(4)	(979)
Advance on unrealized carried interest	1,180	—	1	1,181
Total deferred income tax liabilities	13,727	1,657	217	15,601
Net deferred income tax assets (liabilities) (1)	(6,544)	293	(15)	(6,266)

For the year ended December 31, 2022

	Dec. 31, 2021	Recognized in income	Exchange rate differences	Dec. 31, 2022
Deferred income tax assets
Stock-based compensation	4,177	1,928	(337)	5,768
Non-capital and capital losses	1,061	344	(81)	1,324
Other	488	(147)	(250)	91
Total deferred income tax assets	5,726	2,125	(668)	7,183

Deferred income tax liabilities
Fund management contracts	13,732	2,231	(1,167)	14,796
Unrealized gains (losses)	(978)	(1,337)	66	(2,249)
Advance on unrealized carried interest	—	1,231	(51)	1,180
Total deferred income tax liabilities	12,754	2,125	(1,152)	13,727
Net deferred income tax assets (liabilities) (1)	(7,028)	—	484	(6,544)
(1) Deferred tax assets of $1.9 million (December 31, 2022 - $1.7 million) and deferred tax liabilities of $8.1 million (December 31, 2022- $8.2 million) are presented on the balance sheet net by legal jurisdiction.

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
9     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at March 31, 2023 and December 31, 2022 (in thousands $).

Short-term investments

Mar. 31, 2023	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,312	245	85	1,642
Private holdings	—	—	1,537	1,537
Total recurring fair value measurements	1,312	245	1,622	3,179

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	1,012	804	47	1,863
Private holdings	—	—	1,485	1,485
Total recurring fair value measurements	1,012	804	1,532	3,348

Co-investments

Mar. 31, 2023	Level 1	Level 2	Level 3	Total

Co-investments (1)	13,175	67,439	—	80,614
Total recurring fair value measurements	13,175	67,439	—	80,614

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Co-investments (1)	10,279	63,294	—	73,573
Total recurring fair value measurements	10,279	63,294	—	73,573
(1) Co-investments also include investments made in funds which we consolidate that directly hold publicly traded equities or precious metals.

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
Other assets

Mar. 31, 2023	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,781	3,781
Assets attributable to non-controlling interest	2,888	8,655	—	11,543
Total recurring fair value measurements	2,888	8,655	3,781	15,324

Dec. 31, 2022	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,778	3,778
Assets attributable to non-controlling interest	3,248	8,053	—	11,301
Total recurring fair value measurements	3,248	8,053	3,778	15,079

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Mar. 31, 2023
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Mar. 31, 2023
Share purchase warrants	47	41	—	(3)	85
Private holdings	1,485	—	—	52	1,537
Total	1,532	41	—	49	1,622

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Share purchase warrants	135	(44)	—	(44)	47
Private holdings	2,020	—	—	(535)	1,485
Total	2,155	(44)	—	(579)	1,532

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
Other assets

	Changes in the fair value of Level 3 measurements - Mar. 31, 2023
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Mar. 31, 2023
Digital gold strategies	3,778	—	—	3	3,781
Total	3,778	—	—	3	3,781

	Changes in the fair value of Level 3 measurements - Dec. 31, 2022
	Dec. 31, 2021	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2022
Digital gold strategies	7,060	—	—	(3,282)	3,778
Total	7,060	—	—	(3,282)	3,778

During the three months ended March 31, 2023, the Company transferred public equities of $0.2 million (December 31, 2022 - $0.8 million) from Level 2 to Level 1 within the fair value hierarchy.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.3 million (December 31, 2022 - $0.3 million).

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represent a reasonable approximation of fair value.

41

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
10     Dividends
The following dividends were declared by the Company during the three months ended March 31, 2023:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 6, 2023 - Regular dividend Q4 2022	March 21, 2023	$0.25	6,489
Dividends (1)			6,489
(1) Subsequent to quarter end, on May 4, 2023, a regular dividend of $0.25 per common share was declared for the quarter ended March 31, 2023. This dividend is payable on May 30, 2023 to shareholders of record at the close of business on May 15, 2023.

11     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Effective in the first quarter of this year, the brokerage segment no longer meets the definition of a reportable segment. Consequently, this segment is now retroactively included as part of "All other segments".
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), other expenses, amortization of stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).
Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

42

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
The following tables present the operations of the Company's segments (in thousands $):
For three months ended March 31, 2023

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	20,573	8,644	6,152	311	4,926	40,606
Total expenses	6,323	7,002	3,290	7,649	6,079	30,343
Income (loss) before income taxes	14,250	1,642	2,862	(7,338)	(1,153)	10,263
Adjusted base EBITDA	14,682	1,956	3,078	(2,800)	405	17,321

For three months ended March 31, 2022

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	21,360	10,987	5,810	(3,781)	8,087	42,463
Total expenses	7,855	6,804	4,231	7,486	6,922	33,298
Income (loss) before income taxes	13,505	4,183	1,579	(11,267)	1,165	9,165
Adjusted base EBITDA	14,676	3,417	1,640	(3,126)	1,566	18,173

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended
	Mar. 31, 2023	Mar. 31, 2022
Canada	36,976	37,363
United States	3,630	5,100
	40,606	42,463

43

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2023 and 2022
12     Loan facility
As at March 31, 2023, the Company had $54.4 million (December 31, 2022 - $54.4 million) outstanding on its credit facility, all of which is due on December 14, 2025.
The Company has access to a credit facility of $120 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. As at March 31, 2023, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:
Structure
•5-year, $120 million revolver with "bullet maturity" December 14, 2025
Interest rate
•Prime rate + 0 bps;
•Base rate + 0 bps; or
•Banker acceptance rate + 170 bps
Covenant terms
•Minimum AUM: 70% of AUM on November 13, 2020;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

13     Commitments and provisions
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at March 31, 2023, the Company had $12.8 million in co-investment commitments in private strategies LPs due within one year (December 31, 2022 - $5.7 million), and $Nil due after 12 months (December 31, 2022 - $0.4 million).

14     Subsequent event
Subsequent to quarter end, on April 28, 2023, we completed the sale of our Canadian broker-dealer operations to its management team as we continue to focus on our core asset management businesses (however, we will migrate our charity flow-through operations into our managed equities segment). The assets of the Canadian broker dealer as at March 31, 2023 were $26.1 million and liabilities were $5.5 million. Proceeds of the sale are based on net assets and subject to adjustments specified in the purchase agreement.

44